Brushy Resources, Inc.
300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258
(210) 999-5400

January 21, 2016

Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Via EDGAR

Re:           Brushy Resources Inc.
  Form 10-K for Fiscal Year Ended December 31, 2014
  Filed April 16, 2015
  File No. 000-54967

Dear Mr. Hiller:

In connection to your letter dated December 30, 2015 Brushy Resources, Inc. responds as follows:

Item:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties, page 34

1.
We note that as of January 1, 2015, approximately 77% of your proved reserves were classified as proved undeveloped reserves. Disclosure in your most recent interim filing indicates that no development costs have been incurred to date. We note that you do not anticipate a renewal of the Independent Bank credit facility in 2016 and are seeking alternative financing. Further, we note that you are fully drawn against your SOSventures, LLC credit facility. If you declare material quantities of proved undeveloped reserves as of December 31, 2015, disclose how you determined that there is a reasonable expectation of obtaining the financing required to implement the project(s) related to the undeveloped reserves. Refer to Rule 4-10(a)(26) of Regulation S-X.

We confirm that in connection with our Annual Report on Form 10-K for the year ended December 31, 2015 we plan to evaluate material quantities of proved undeveloped reserves as of December 31, 2015. In the event that we do declare material quantities of proved undeveloped reserves as of December 31, 2015, we will disclose how we determined that there is a reasonable expectation of obtaining the financing required to implement the project(s) related to the undeveloped reserves.

Item:
Note 2 - Summary of Significant Accounting Policies, Page F-9

2.
We note that you revised your prior period financial statements as of and for the year ended December 31, 2013. The audit firm providing assurance on the out of period adjustments should make reference to such in their report. See AU Section 508 and http://pcaobus.org/standards/qanda/qa_adjustments.pdf. Please revise accordingly.

 The Company has read the referenced Q & A and has notified the prior audit firms.  The Company plans to either a) file an amended December 31, 2014 Form 10-K/A with an updated independent registered public accounting firm opinion related to the immaterial correction of the 2013 balances or b) contact the Staff along with representatives of the prior auditor to consider the applicability of the Q & A to an immaterial correction.  The Company would expect to file an amendment prior to filing the December 31, 2015 Form 10-K.

Please contact our legal counsel, John R. Fahy of Whitaker Chalk Swindle & Schwartz PLLC, at (817) 878-0547 if you need any additional information in considering this letter.

Very truly yours,
/s/ Michael J. Pawelek
Michael J.Pawelek
Chief Executive Officer